1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date October 22, 2010	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

REPORT FOR THE THIRD QUARTER OF 2010

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The board of directors( the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the authenticity, accuracy and completeness of its contents.

The Report for the Third Quarter of 2010 of the Company (the “Report”) was considered and approved by the sixteenth meeting of the fourth session of the Board and all the 13 directors of the Board attended the meeting.

The financial statements in this Report have not been audited.

The Chairman of the Board, Mr. Wang Xin, the Chief Financial Officer, Mr. Wu Yuxiang, and the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the third quarter ended 30 September 2010 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission.

•

All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the third quarter of 2010, the operating income of the Group was RMB9,349.376 million, representing an increase of RMB3,626.900 million or 63.4% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB3,680.986 million, representing an increase of RMB2,556.494 million or 227.3% as compared with the corresponding period last year.

•

For the first three quarters of 2010, the operating income of the Group was RMB24,950.720 million, representing an increase of RMB9,612.233 million or 62.7% as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB6,313.954 million, representing an increase of RMB3,285.514 million or 108.5% as compared with the corresponding period of the previous year.

•	The information in this Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1	General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the reporting period	As at the end of last year	Increase/decrease at the end of the reporting period as compared with the end of last year (%)
Total assets (RMB)	69,222,382,514	62,252,348,717	11.20
Shareholders’ equity excluding the equity of minority shareholders (RMB)	33,944,333,854	28,357,785,423	19.70
Net assets per share attributable to the Shareholders of the Company (RMB)	6.90	5.77	19.70

	From the beginning of the year to the end of the reporting period (January-September)		Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	2,522,623,378		-56.77
Net cash flows per share from operating activities (RMB)	0.51		-56.77

	The reporting period (July-September)	From the beginning of the year to the end of the reporting period (January-September)	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	3,680,985,724	6,313,953,522	227.35
Basic earnings per share (RMB)	0.75	1.28	227.35
Basic earnings per share after deducting extraordinary profits and losses (RMB)	0.75	1.28	226.09
Weighted average return on net assets (%)	11.53	20.14	175.84
Weighted average return on net assets after deducting extraordinary profits and losses (%)	11.52	20.14	175.60

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the reporting period (RMB)
profit of disposing non-current assets	-11,545,938
government grant income recognized in current profits and losses	27,332,568
Investment profits generating from available-for-sale financial assets	4,504,096
other non-operating profits and losses besides these above-mentioned items	-23,832,606
Subtotal	-3,541,880
Less: Effect of income tax	-2,158,610
Total amount of extraordinary profits and losses	-1,383,270
Including: amount attributable to the shareholders of the Company	-1,841,777

1.2	Total number of Shareholders at the end of the reporting period and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the reporting period	124,828
Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium
Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the reporting period (shares)	Classes of shares held (A shares, B Shares , H Shares or others)
HKSCC Nominees Limited	1,951,515,946	H Shares
Bill & Melinda Gates Foundation Trust	5,500,000	A Shares
PICC Life Insurance Company Limited	5,099,941	A Shares
Jiashi CSI 300 Index Securities Investment Fund	3,747,844	A Shares
National Social Security Fund 602 Portfolio	3,000,000	A Shares
DA ROSA JOSE AUGUSTO MARIA	3,000,000	H Shares
Huaxia CSI 300 Index Securities Investment Fund	2,630,000	A Shares
China AMC Income Equity Fund	2,499,982	A Shares
GF Securities Entrusted Asset Management Plan III	2,421,357	A Shares
Invesco Great Wall Dynamic Balanced Fund	2,000,000	A Shares

§2	Significant Matters

2.1	General Operating Performance

I	Operating Data Summary

Items	Third quarter			First three quarters
	2010	2009	Increase or decrease (%)	2010	2009	Increase or decrease (%)
I. Coal Business (kilotonne)
Raw coal production	13,164	9,489	38.73	36,050	26,765	34.69
Saleable coal production	12,051	9,352	28.86	33,613	26,431	27.17
Salable coal sales volume	13,021	9,828	32.49	35,879	27,491	30.51
II. Railway Transportation Business (kilotonne)
Transportation volume	4,421	4,809	-8.07	14,350	13,374	7.30
III. Coal chemicals Business (kilotonne)
Methanol production	64	88	-27.27	309	88	251.14
Methanol sales volume	66	75	-12.00	316	75	321.33
IV. Electrical power Business (10,000kWh)
Power generation	32,947	30,324	8.65	103,407	91,067	13.55
Electricity sold	11,588	16,024	-27.68	35,806	45,383	-21.10
V. Heat Business (10,000 steam ton)
Heat generation	5	12	-58.33	99	92	7.61
Heat sales volume	1	1	0	16	11	45.45

II	Operating Performance of the Principal Businesses of the Group - by Business Segment

A. Coal Business

(i) Coal Production and Sales

For the first three quarters of 2010, the raw coal production of the Group was 36.05 million tonnes, representing an increase of 9.29 million tonnes or 34.7% as compared with the corresponding period last year. The output of salable coal was 33.61 million tonnes, representing an increase of 7.18 million tonnes, or 27.2%, as compared with that for the corresponding period last year. Salable coal sales volume was 35.88 million tonnes, representing an increase of 8.39 million tonnes or 30.5% as compared with the corresponding period last year, among which, 0.80 million tonnes was sold to the subsidiary (Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”)) within the Group, 35.08 million tonnes was sold in the external market.

The following table sets out the coal production and coal sales of the Group for the first three quarters of 2010:

	Unit: kilo tonnes
Items	The third quarter			First three quarters
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)
1. Raw coal production	13,164	9,489	38.73	36,050	26,765	34.69
1. The Company	8,575	8,723	-1.70	25,594	24,809	3.16
2. Shanxi Neng Hua	380	206	84.47	1,120	680	64.71
3. Heze Neng Hua‚	327	—	—	990	—	—
4. Yancoal Australia Ptyƒ	3,882	560	593.21	8,346	1,276	554.08
2. Salable coal production	12,051	9,352	28.86	33,613	26,431	27.17
1. The Company	8,564	8,663	-1.14	25,550	24,638	3.70
2. Shanxi Neng Hua	379	206	83.98	1,109	680	63.09
3. Heze Neng Hua	223	—	—	721	—	—
4. Yancoal Australia Pty	2,885	483	497.31	6,233	1,113	460.02
3. Salable coal sales volume	13,021	9,828	32.49	35,879	27,491	30.51
1. The Company	8,330	8,278	0.63	24,822	24,444	1.55
2. Shanxi Neng Hua	344	232	48.28	1,125	699	60.94
3. Heze Neng Hua	177	—	—	663	—	—
4. Yancoal Australia Pty	2,473	462	435.28	5,499	1,058	419.75
5. Externally purchased coal	1,697	856	98.25	3,770	1,290	192.25

Note:		Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
	‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
	ƒ	Yancoal Australia Pty refers to Yancoal Australia Pty Limited.

(ii) Coal Sales Prices

With the recovery of the global economy and affected by the domestic macroeconomic conditions, the coal price of the Group increased in the first three quarters of 2010 as compared to the corresponding period last year.

				Unit: RMB/tonne
Items	The third quarter			First three quarters			2009
	2010	2009	Increase/ decrease (%)	2010	2009	Increase/ decrease (%)
1. The Company	622.31	541.82	14.86	625.96	519.40	20.52	525.27
2. Shanxi Neng Hua	367.15	259.94	41.24	362.53	281.14	28.95	293.52
3. Heze Neng Hua	781.00	—	—	751.99	—	—	528.48
4. Yancoal Australia Pty	868.33	684.30	26.89	761.48	802.05	-5.06	737.21
5. Externally purchased coal	758.04	573.82	32.10	741.70	551.11	34.58	540.67
Average product price of the Group	682.16	544.66	25.25	652.96	525.72	24.20	529.16

(iii) Cost of Coal Sales

In the first three quarters of 2010, the cost of coal sales business of the Group was RMB11.8141 billion, representing an increase of RMB4.3234 billion or 57.7% as compared to the corresponding period last year.

		Unit: RMB’000, RMB/tonne
Items		The first three quarters
		2010	2009	Increase/decrease (%)
The Company	Total cost of sales	6,394,744	6,426,576	-0.50
	Cost of sales per tonne	257.62	262.91	-2.01
Shanxi Neng Hua	Total cost of sales	243,657	174,064	39.98
	Cost of sales per tonne	216.61	249.14	-13.06
Heze Neng Hua	Total cost of sales	457,671	—	—
	Cost of sales per tonne	690.01	—	—
Yancoal Australia Pty	Total cost of sales	2,224,583	423,421	425.38
	Cost of sales per tonne	404.58	400.00	1.15
Externally purchased coal	Total cost of sales	2,771,408	684,174	305.07
	Cost of sales per tonne	735.08	530.37	38.60

In the first three quarters of 2010, the cost of sales per tonne of Heze Neng Hua was RMB690.01.The fixed cost per tonne was high as Zhaolou Coal Mine of Heze Neng Hua has not reached the designed production capacity in first three quarters.

In the first three quarters of 2010, the total amount of sales cost of externally purchased coal increased compared with the same period last year, mainly due to the increase of sales volume of externally purchased coal and the increase of purchase price.

B. Railway Transportation

In the first three quarters of 2010, the coal transportation railway of the Company completed the transportation capacity of 14.35 million tonnes of coal, representing an increase of 0.98 million tonnes or 7.3% as compared with the corresponding period last year. The Company realized a net income from railway transportation services (income from transported volume settled on the basis of off-mine prices and fees of railway transportation borne by customers) of RMB378.6 million, representing an increase of RMB194.9 million or 106.1% as compared with the corresponding period last year, mainly due to the increase of the standard transportation fee of the coal transportation railway from RMB0.32/tonne per kilometer to RMB0.57/tonne per kilometer since 1 January 2010; the transportation capacity of coal which the transportation fee were borne by customers increased by 1.81 million tonnes or 16.1%. The cost of railway transportation was RMB218.1 million, representing an increase of RMB46.130 million or 26.8% compared with the corresponding period last year.

C. Coal Chemicals

The following table sets out the operation of methanol business of the Group for the first three quarters of 2010:

	Production volume of methanol (Kilo tonne)			Sales volume of methanol (Kilo tonne)
	The first three quarters of 2010	The first three quarters of 2009	Increase/decrease (%)	The first three quarters of 2010	The first three quarters of 2009	Increase/decrease (%)
1. Yulin Neng Hua Note	271	86	215.12	278	70	297.14
2. Shanxi Neng Hua	38	2	1,800.00	38	5	660.00

Note: Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited

	Sales income (RMB’000)			Cost of sales (RMB’000)
	The first three quarters of 2010	The first three quarters of 2009	Increase/decrease (%)	The first three quarters of 2010	The first three quarters of 2009	Increase/decrease (%)
1. Yulin Neng Hua Note	447,689	92,087	386.16	538,796	111,178	384.62
2. Shanxi Neng Hua	65,000	7,498	766.90	73,258	12,345	493.42

D. Electrical Power

The following table sets out the operation of electricity business of the Group for the first three quarters of 2010:

Unit: 10,000 kWh
	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First three quarters of 2010	First three quarters of 2009	Increase/ decrease (%)	First three quarters of 2010	First three quarters of 2009	Increase/ decrease (%)
1. Hua Ju Energy	82,958	78,001	6.36	32,452	32,318	0.41
2. Yu Lin Neng Hua	15,635	4,332	260.92	2,747	4,332	-36.59
3. Shanxi Neng Hua	4,814	8,733	-44.88	607	8,733	-93.05

Note:

Since 1 January 2010, the public generator unites of Shanxi Neng Hua have been changed into self-contained generator units. The electricity generated by Shanxi Neng Hua and Yulin Neng Hua mainly provides for the methanol projects and the remaining portion is sold on the grid.

Unit: RMB’000
	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First three quarters of 2010	First three quarters of 2009	Increase/ decrease (%)	First three quarters of 2010	First three quarters of 2009	Increase/ decrease (%)
1. Hua Ju Energy	121,498	117,437	3.46	79,992	80,605	-0.76
2. Yu Lin Neng Hua	6,079	10,881	-44.13	15,608	14,325	8.96
3. Shanxi Neng Hua	1,424	20,475	-93.05	3,702	36,133	-89.75

E. Heat Business

In the first three quarters of 2010, Hua Ju Energy generated heat energy of 0.99 million steam tonnes and sold 0.16 million steam tonnes, which generated sales income of RMB16.451million and the cost of sales was RMB5.724 million.

2.2	Significant movements of the accounting items of the Group and the reasons thereof

I.	Significant movements in items of consolidated balance sheet and the reasons thereof

(A) Asset items

Unit: RMB’000
Items	As at 30 September 2010 (RMB’000)	As at 31 December 2009 (RMB’000)	Increase /decrease (%)	Main reasons for change
Bills receivable	9,669,084	4,990,894	93.73	An increase of RMB4.6782 billion in the balance of bills receivable due to the increase of the sales of coal settled with acceptance bills and decrease of discounted bills.
Accounts receivable	575,275	436,554	31.78	The rolling settlement on coal sales receivables of Yancoal Australia Pty increased by RMB147.6 million.
Prepayments	345,207	76,448	351.56

An increase of RMB127.6 million in the balance of operational coal trade prepayment of the Company; an increase of RMB63.400 million in prepayments on equipment and project fund of Heze Neng Hua; an increase of RMB63.023 million in equipment and project fund prepayment of Yanzhou Coal Ordos Neng Huan Co. Ltd.

Other receivables	1,126,521	295,453	281.29	The company has paid deposit of RMB600 million for the acquisition of shares of Inner Mongolia Haosheng Coal Mining Limited; other receivables of Yancoal Australia Pty increased by RMB236.6 million.
Inventories	1,669,419	886,361	88.35	Inventories increased by RMB761.7 million.
Construction in progress	2,614,060	1,180,569	121.42	Construction in progress of Yancoal Australia Pty and the Company increased by RMB994.6 million and RMB326.1 million respectively.
Total assets	69,222,383	62,252,349	11.20	—

(B) Liability items

Unit: RMB’000
Items	As at 30 September 2010 (RMB’000)	As at 31 December 2009 (RMB’000)	Increase /decrease (%)	Main reasons for change
Short-term borrowings	356,686	—	—	Short-term borrowings of Yancoal Australia Pty increased by RMB356.7 million.
Salaries and wages payable	804,212	584,156	37.67	An increase of RMB179.6 million in the accrued but unpaid balance of salaries and wages payable.
Interest payable	56,134	16,614	237.87	Interests payable to the bank of Yancoal Australia Pty increased by RMB39.860 million.
Other payables	2,110,011	3,312,207	-36.30	A decrease of RMB979.2 million and RMB181.2 million in other payables due to debt payment of Yancoal Australia Pty and Heze Neng Hua.
Other current liabilities	2,181,568	1,588,973	37.29	An increase of RMB604.1 million in the accrued but unpaid balance of the land subsidence, restoration, rehabilitation and environmental costs, compared to that of at the beginning of the year.
Long-term payable	40,761	12,244	232.91	The balance of long-term payables increased by RMB28.517 million due to the financial lease business of Yancoal Australia Pty.
Deferred tax liabilities	2,338,983	1,791,460	30.56	Deferred tax liabilities of Yancoal Australia Pty increased by RMB566.1 million.
Total liabilities	35,165,400	33,792,852	4.06	—

II.	Significant movements of items in consolidated income statement and the reasons thereof

Unit: RMB’000
Items	The first three quarters (RMB’000)			Main reasons for change
	2010	2009	Increase /decrease (%)
Operating revenue	24,950,720	15,338,487	62.67

As compared to that of the corresponding period of 2009, due to the increase of sales volume of coal, the sales income of coal business increased by RMB4.4681 billion; due to the increase of coal sales price, the sales revenue of coal business increased by RMB4,499.2 million; sales revenue of methanol business increased by RMB413.1 million and the revenue of rail transportation business increased by RMB194.9 million.

Operating cost	13,390,857	8,487,296	57.78

As compared to that of the corresponding period of 2009, the sales cost of coal business increased by RMB4.3234 billion which was mainly due to: (1) cost of externally purchased coal increased by RMB2.0872 billion as compared to that of the corresponding period of 2009;(2) salaries and welfare of the employees increased by RMB1.0014 billion as compared to that of the corresponding period of 2009;(3) material costs increased by RMB462.9 million as compared to that of the corresponding period of 2009. Sales cost of methanol business increased by RMB448.3 million as compared to that of the corresponding period of 2009.

Sales expenses	1,195,716	416,338	187.20	An amount of RMB783.4 million was incorporated into sales expense of Felix Resources Limited
Finance expenses	-1,192,279	-233,320	411.01

Gains from currency exchange of Yancoal Australia Pty increased by RMB1.4061 billion as compared to that of the corresponding period of 2009. Interest expenses increased by RMB380.3 million as compared to that of the corresponding period of 2009.

Investment income	11,250	92,038	-87.78	A decrease of RMB83.186 million was realized by Huadian Zouxian Power Generation Company Limited, as calculated based on equity method.
Non-operating revenue	40,591	15,687	158.76

Government grant income increased by RMB15.867 million as compared to that of the corresponding period of 2009. Income received from disposal of fixed assets increased by RMB3.712 million as compared to that of the corresponding period of 2009.

Non-operating expenditure	48,637	18,596	161.55

Loss from disposal of fixed assets increased by RMB15.984 million as compared to that of the corresponding period of 2009. Donation expenditure increased by RMB8.941 million as compared to that of the corresponding period of 2009.

Income tax	2,223,839	1,042,494	113.32	Income tax payable increased as compared to that of the corresponding period of 2009.
Net profit attributed to shareholders of the Parent Company	6,313,954	3,028,439	108.49	—

III.	Significant movements of items in consolidated cash flow statement and the reasons thereof

Items	The first three quarters (RMB’000)			Main reasons for change
	2010	2009	Increase /decrease (%)
Net cash from operating activities	2,522,623	5,835,899	-56.77

As compared to that of the corresponding period of 2009, cash received from sales of goods or rendering of services increased by RMB5.4370 billion, tax refunding increased by RMB333.7 million; other cash received relating to operating activities increased by RMB146 million; cash paid for purchase of goods and receipt of services increased by 4.7859 billion; cash paid to and on behalf of employees, taxes payments and other cash paid relating to operating activities were increased by RMB1.3443 billion, RMB1.5454 billion and RMB1.5544 billion respectively.

Net cash from investing activities	-2,162,738	-3,071,804	-29.59

As compared to that of the corresponding period of 2009, cash paid to acquire fixed assets, intangible assets and other long-term assets increased by RMB640.1 million; other cash paid relating to investing activities decreased by RMB588.3 million; other cash received relating to investing activities increased by RMB985.2 million; net cash received from disposal of fixed assets, intangible assets and other long-term assets increased by RMB28.667 million.

Net cash from financing activities	-1,399,223	-2,289,838	-38.89

As compared to that of the corresponding period of 2009, cash received from borrowings increased by RMB957.7 million; cash for interest payments decreased by RMB115 million; cash paid for distribution of dividends or profits, or cash paid for debt decreased by RMB531.3 million; other cash paid relating to financing activities increased by RMB713.4 million.

Net increase in cash and cash equivalents	-985,232	517,340	-290.44	—

2.3	Progress and impact of significant events and analysis of resolution

(1) Change of the Senior Management

Mr. Qu Tianzhi, former vice general manager of the Company resigned from his position on 27 August 2010 as a result of change of job.

(2) Acquisition of the equity interest of Inner Mongolia Hao Sheng Coal Mining Limited.

As approved at the fifteenth meeting of the fourth session of the Board held on 20 August 2010, the Company acquired 15.51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng Coal Mining”) held by Shanghai Hua Yi (Group) Company which has been listed for transaction at the Shanghai United Assets and Equity Exchange. The Company also planned to acquire 23.08% equity interest of Hao Sheng Coal Mining from Eerduosi Jinchengtai Chemical Co., Ltd. and 12.41% equity interest of Hao Sheng Coal Mining from Shandong Jiutai Chemical Industrial Technology Company for a consideration of RMB3.009 billion and RMB1.618 billion respectively. Yanzhou Coal Mining Company Limited will hold 51% equity interests of Hao Sheng Coal Mining upon completion of the above acquisitions.

As at the reporting date, the procedures for effecting the above transactions are in progress.

For further details, please refer to the announcement of the Company dated 6 September 2010 regarding the acquisition of the equity interest of Hao Sheng Coal Mining by the Company. The announcement was published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company and/or China Securities Journal and Shanghai Securities News published in the PRC.

2.4	Undertakings of the Company, the Shareholders and the beneficial controller of the Company and performance of the undertakings

Undertakings of Non-Tradable Shares Reform

The Company has adopted non-tradable shares reform since 31 March 2006. The special undertakings made by Yankuang Group as holders of the original non-tradable shares regarding the process of non-tradable shares reform plan, and the performance of such undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group

(1) The original non-tradable shares of the Company held by Yankuang Group should not be traded on stock exchange within forty-eight months from the date of implementation of the relevant share allocation reform plan;

The original non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and electricity which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group will allow the Company to participate and invest in the coal liquefaction project, which is being developed by Yankuang Group for the purpose of co-development.

In 2006, Yankuang Group completed the transfer of the coal assets and new electricity projects to the Company, which is in line with the Company’s development strategies. The coal liquefaction project is currently under preparation and no material progress has been made in this respect.

	(3) All the relevant expenses incurred for implementation of the non-tradable share reform plan would be borne by Yankuang Group.	This undertaking has been duly executed.

2.5

Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the corresponding period last year.

The sales volume of coal of the Group and the average sales price of coal will be expected to increase as a result of the global economic recovery and influence of the domestic macro economic conditions. The Company expects that coal sales as well as the average coal sales price will increase in 2010 and the net profit attributable to the Shareholders of the Company by the Group in 2010 will increase by approximately 100% as compared with 2009. The net profit attributable to the Shareholders as disclosed in the 2009 annual report was RMB3.8803 billion.

2.6	Implementation of dividend payment policy during the reporting period

The cash dividend policy as specified in the articles of association of the Company is as follows: the final dividend shall be distributed and paid by the Board under the mandate of the general meeting through an ordinary resolution. After approval by the Board and the annual meeting, the Company may distribute mid-term cash dividend. The cash dividend distributed by the Company should be approximately 35% of the net profit (after deducting the statutory reserves) of the corresponding accounting year.

A sum of RMB1,229.6 million of the final dividend for the year ended 2009 (tax inclusive) was paid to the Shareholders on 26 July 2010, , equivalent to a cash dividend of RMB0.25 per share (tax inclusive).

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, the PRC

22 October 2010

Appendix:

Consolidated Balance Sheet

Prepared by : Yanzhou Coal Mining Company Limited		Unit : RMB

ITEMS	AS AT 30 SEPTEMBER 2010	AS AT 31 DECEMBER 2009
CURRENT ASSET :
Cash at bank and on hand	10,385,712,611	12,292,871,151
Tradable financial assets
Notes receivable	9,669,083,908	4,990,893,624
Accounts receivable	575,274,580	436,554,029
Prepayments	345,207,215	76,447,807
Interest receivable	1,025,738	3,360,866
Dividends receivable
Other receveiables	1,126,521,335	295,452,724
Inventories	1,669,419,169	886,361,329
Non-current assets due within one year
Other current assets	2,354,734,712	1,903,140,401

TOTAL CURRENT ASSETS	26,126,979,268	20,885,081,931

NON CURRENT ASSETS :
Entrust loan
Available-for-sale financial assets	190,273,460	264,672,846
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	1,102,942,221	971,860,469
Investment real estate
Fixed assets	16,212,808,437	17,079,527,217
Construction in progress	2,614,059,746	1,180,569,132
Construction materials	12,783,048	12,177,834
Disposal of fixed assets
Intangible assets	20,248,324,746	19,335,817,869
Goodwill	821,373,797	776,861,570
Long-term deferred expenses	19,754,764	15,969,251
Deferred tax assets	1,755,157,127	1,611,884,698
Other non-current assets	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS	43,095,403,246	41,367,266,786

TOTAL ASSETS	69,222,382,514	62,252,348,717

The attached financial statements are signed by the following responsible officers:

Legal Representative of the Company : Wang Xin

Chief Financial Officer : Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet ( Continued )

Prepared by : Yanzhou Coal Mining Company Limited		Unit : RMB

ITEMS	AS AT 30 SEPTEMBER 2010	AS AT 31 DECEMBER 2009
CURRENT LIABILITIES:
Short-term borrowings	356,686,000	—
Tradable financial liabilities
Notes payable	124,702,405	128,076,028
Accounts payable	1,342,527,268	1,306,859,922
Advances from customers	1,650,023,931	1,664,427,222
Salaries and wages payable	804,212,124	584,156,171
Taxes payable	876,226,213	718,951,045
Interest payable	56,134,421	16,614,257
Dividends payable	265,145	265,145
Other payables	2,110,011,380	3,312,206,691
Non-current liabilities due within one year	1,950,219,287	1,620,196,336
Other current liabilities	2,181,568,458	1,588,973,082

TOTAL CURRENT LIABILITIES	11,452,576,632	10,940,725,899

NON-CURRENT LIABILITIES:
Long-term borrowings	21,166,875,771	20,911,728,000
Long-term payables	40,761,477	12,244,163
Accrued liabilities	154,041,957	122,557,899
Deferred tax liabilities	2,338,982,734	1,791,460,318
Other non-current liabilities	12,161,678	14,136,042

TOTAL NON CURRENT LIABILITIES	23,712,823,617	22,852,126,422

TOTAL LIABILITIES	35,165,400,249	33,792,852,321

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,584,799,058	4,547,651,740
Special reserves	1,822,004,702	1,463,683,312
Surplus reserves	3,241,001,770	3,241,001,770
Retained earnings	19,252,387,209	14,168,033,687
Foreign currencies translation differences	125,741,115	19,014,914

Equity attributable to shareholders of the Company	33,944,333,854	28,357,785,423
Minority interest	112,648,411	101,710,973

TOTAL SHAREHOLDERS’ EQUITY	34,056,982,265	28,459,496,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,222,382,514	62,252,348,717

Balance Sheet of the Parent Company

Prepared by : Yanzhou Coal Mining Company Limited		Unit : RMB

ITEMS	AS AT 30 SEPTEMBER 2010	AS AT 31 DECEMBER 2009
CURRENT ASSET :
Cash at bank and on hand	8,942,916,635	10,245,945,569
Tradable financial assets
Notes receivable	9,668,193,908	4,989,405,336
Accounts receivable	23,387,910	28,032,690
Prepayments	174,167,373	42,262,430
Interests receivable
Dividends receivable	291,649	291,649
Other receveiables	784,880,625	349,562,607
Inventories	817,337,379	394,989,227
Non-current assets due within one year
Other current assets	1,475,979,606	1,359,591,510

TOTAL CURRENT ASSETS	21,887,155,085	17,410,081,018

NON CURRENT ASSETS :
Entrust loan	3,785,203,052	4,743,313,052
Available-for-sale financial assets	190,272,546	264,671,982
Hold-to-maturity investment
Long-term accounts receivable
Long-term equity investments	7,420,187,130	5,789,061,956
Investment real estate
Fixed assets	5,736,661,674	6,373,159,697
Construction in progress	350,402,985	24,247,529
Materials construction	1,262,691	1,259,017
Disposal of fixed assets
Intangible assets	595,098,850	607,764,176
Goodwill
Long-term deferred expenses
Deferred tax assets	1,094,548,830	869,395,462
Other non-current assets	117,925,900	117,925,900

TOTAL NON CURRENT ASSETS	19,291,563,658	18,790,798,771

TOTAL ASSETS	41,178,718,743	36,200,879,789

Balance Sheet of the Parent Company ( Continued )

Prepared by : Yanzhou Coal Mining Company Limited		Unit : RMB

ITEMS	AS AT 30 SEPTEMBER 2010	AS AT 31 DECEMBER 2009
CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable	124,702,405	128,076,028
Accounts payable	633,673,281	718,406,125
Advances from customers	1,503,321,090	1,507,734,709
Salaries and wages payable	592,571,495	412,981,808
Taxes payable	1,046,924,316	829,238,278
Interest payable
Dividends payable
Other payables	1,699,515,640	1,663,274,171
Non-current liabilities due within one year	12,648,464	12,648,464
Other current liabilities	2,165,996,310	1,560,638,332

TOTAL CURRENT LIABILITIES	7,779,353,001	6,832,997,915

NON-CURRENT LIABILITIES:
Long-term borrowings
Long-term payable
Accrued liabilities
Deferred tax liabilities	32,022,963	50,622,822
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES	32,022,963	50,622,822

TOTAL LIABILITIES	7,811,375,964	6,883,620,737

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	4,611,964,666	4,667,764,243
Special reserves	1,822,004,702	1,463,683,312
Surplus reserves	3,204,455,814	3,204,455,814
Undistributed profits	18,810,517,597	15,062,955,683

TOTAL SHAREHOLDERS’ EQUITY	33,367,342,779	29,317,259,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,178,718,743	36,200,879,789

Consolidated Income Statement

Prepared by : Yanzhou Coal Mining Company Limited				Unit : RMB

Items	The first three Quarters of 2010	The first three Quarters of 2009	The third Quarter of 2010	The third Quarter of 2009
1. TOTAL OPERATING REVENUE	24,950,719,751	15,338,487,160	9,349,375,795	5,722,475,785
Including : operating revenue	24,950,719,751	15,338,487,160	9,349,375,795	5,722,475,785
2. TOTAL OPERATING COST	16,409,544,777	11,329,702,703	4,258,297,787	4,266,507,694
Including : Operating cost	13,390,857,106	8,487,296,499	5,067,118,273	3,296,108,257
Operating taxes and surcharges	363,121,387	308,740,393	115,298,549	105,767,277
Selling expense	1,195,715,632	416,338,158	543,489,991	188,875,943
General and administrative expenses	2,652,609,738	2,290,818,201	961,634,693	746,985,332
Financial expenses	-1,192,279,086	-233,320,287	-2,428,897,158	-71,901,913
Impairment loss of assets	-480,000	59,829,739	-346,561	672,798
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	11,249,952	92,038,203	14,409,472	48,223,637
Including: Investment income of associates and joint ventures
Profit on exchange (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	8,552,424,926	4,100,822,660	5,105,487,480	1,504,191,728
Add : Non-operating revenue	40,590,690	15,687,207	27,598,621	11,449,763
Less: Non-operating expenditures	48,636,666	18,595,801	22,224,081	11,545,256
Including: Losses on disposal of non-current assets	16,447,561	4,991,925	5,853,953
4. Total profit (The total loss is listed beginning with “-”)	8,544,378,950	4,097,914,066	5,110,862,020	1,504,096,235
Less: Income tax	2,223,838,779	1,042,493,925	1,430,153,201	379,934,155
5. Net profit (The net loss is listed beginning with “-”)	6,320,540,171	3,055,420,141	3,680,708,819	1,124,162,080
Net profit attributed to shareholders of the Company	6,313,953,522	3,028,439,481	3,680,985,724	1,124,491,976
Minority interest	6,586,649	26,980,660	-276,905	-329,896
6. Earnings per share
(1) Earnings per share, basic	1.28	0.62	0.75	0.23
(2) Earnings per share, diluted	1.28	0.62	0.75	0.23
7. Other comprehensive income	148,406,099	228,675,477	261,203,118	13,043,819
8. Total comprehensive income	6,468,946,270	3,284,095,618	3,941,911,937	1,137,205,899
Comprehensive gains attributable to shareholders of the Company	6,462,359,621	3,257,114,958	3,942,188,842	1,137,535,795
Comprehensive gains and loss of minority interest	6,586,649	26,980,660	-276,905	-329,896

Income Statement Of the Parent Company

Prepared by : Yanzhou Coal Mining Company Limited				Unit : RMB

Items	The first three Quarters of 2010	The first three Quarters of 2009	The third Quarter of 2010	The third Quarter of 2009
1. TOTAL OPERATING REVENUE	19,453,415,009	14,153,094,239	6,882,514,509	5,253,307,825
Less: Operating cost	10,226,599,172	7,922,649,506	3,842,224,348	2,983,292,155
Operating taxes and surcharges	343,752,317	299,407,808	110,432,712	103,843,345
Selling expense	224,523,625	296,897,078	78,098,316	116,156,702
General and administrative expense	2,066,005,632	1,972,714,690	729,060,691	644,449,017
Financial expense	33,471,189	-118,082,687	33,890,816	-39,970,801
Impairment loss of assets	—	59,829,739	—	—
Add: Gain from the fair value changes (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	75,982,148	288,134,880	-30,896,272	111,317,437
Including: Investment income of associates and joint ventures
2. Operating profit (The loss is listed beginning with “-”)	6,635,045,222	4,007,812,985	2,057,911,354	1,556,854,844
Add : Non-operating income	19,393,355	1,457,976	15,664,128	702,799
Less: Non-operating expense	20,095,218	2,004,719	13,301,044	735,459
Including: Loss on disposal of non-current assets	9,508	934,930		—
3. Total profit (The total loss is listed beginning with “-”)	6,634,343,359	4,007,266,242	2,060,274,438	1,556,822,184
Less: Income tax	1,657,181,445	1,002,771,853	512,587,144	378,040,367
4. Net profit (The net loss is listed beginning with “-”)	4,977,161,914	3,004,494,389	1,547,687,294	1,178,781,817
5. Earnings per share
(1) Earnings per share, basic	1.01	0.61	0.31	0.24
(2) Earnings per share, diluted	1.01	0.61	0.31	0.24
6. Other comprehensive income	-55,799,577	76,313,608	8,132,787	8,268,588
7. Total comprehensive income	4,921,362,337	3,080,807,997	1,555,820,081	1,187,050,405

Consolidated Cash Flow Statement

Prepared by: Yanzhou Coal Mining Company Limited				Unit : RMB

Items	The first three Quarters of 2010	The first three Quarters of 2009	The third Quarter of 2010	The third Quarter of 2009
1. CASH FLOW FROM OPERATING ACTIVITIES :
Cash received from sales of goods or rendering of services	23,436,880,307	17,999,870,053	8,099,006,910	5,061,691,326
Tax refunding	334,765,652	1,043,166	123,085,373	—
Other cash received relating to operating activities	338,469,313	192,501,670	147,328,392	53,680,086

Sub-total of cash inflows	24,110,115,272	18,193,414,889	8,369,420,675	5,115,371,412

Cash paid for goods and services	8,634,284,012	3,848,367,681	3,562,420,599	1,059,415,629
Cash paid to and on behalf of employees	4,585,396,280	3,241,116,898	1,647,376,207	1,182,987,721
Taxes payments	5,721,183,762	4,175,802,332	1,730,782,717	1,341,727,687
Other cash paid relating to operating activities	2,646,627,840	1,092,228,647	1,190,941,158	536,806,893

Sub-total of cash outflows	21,587,491,894	12,357,515,558	8,131,520,681	4,120,937,930

NET CASH FLOW FROM OPERATING ACTIVITIES	2,522,623,378	5,835,899,331	237,899,994	994,433,482

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments income	133,854	2,287,950	7,687	2,287,590
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	30,652,784	1,986,172	4,634,464	1,033,632
Net cash received from disposal of subsidiaries and business units
Other cash received relating to investing activities	985,242,357	—	819,752,145	—

Sub-total of cash inflows	1,016,028,995	4,274,122	824,394,296	3,321,222

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,984,214,232	1,344,106,019	138,936,066	438,184,071
Cash paid for investments	817,112,085	766,250,300	632,700,548	173,007,200
Other cash paid relating to investing activities	377,440,492	965,722,050	236,578,881	—

Sub-total of cash outflows	3,178,766,809	3,076,078,369	1,008,215,495	611,191,271

NET CASH FLOW USED IN INVESTING ACTIVITIES	-2,162,737,814	-3,071,804,247	-183,821,199	-607,870,049

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings	1,062,242,900	104,501,426	382,468,500	3,570,577
Other cash received relating to financing activities

Sub-total of cash inflows	1,062,242,900	104,501,426	382,468,500	3,570,577

Repayments of borrowings and debts	240,039,343	354,990,808	23,521,023	4,292,627
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,508,037,194	2,039,348,479	1,350,653,799	1,969,516,147
Other cash paid relating to financing activities	713,389,368	—	64,661,572	—

Sub-total of cash outflows	2,461,465,905	2,394,339,287	1,438,836,394	1,973,808,774

NET CASH FLOW USED IN FINANCING ACTIVITIES	-1,399,223,005	-2,289,837,861	-1,056,367,894	-1,970,238,197

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	54,105,224	43,082,529	89,907,182	25,367,093
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-985,232,217	517,339,752	-912,381,917	-1,558,307,671

Add: Cash and cash equivalents, opening	8,522,398,899	9,695,144,137	8,449,548,601	11,770,791,560
6. Cash and cash equivalents, closing	7,537,166,682	10,212,483,889	7,537,166,684	10,212,483,889

Cash Flow Statement of the Parent Company

Prepared by: Yanzhou Coal Mining Company Limited				Unit : RMB

Items	The first three Quarters of 2010	The first three Quarters of 2009	The third Quarter of 2010	The third Quarter of 2009
1. CASH FLOW FROM OPERATING ACTIVITIES :
Cash received from sales of goods and rendering of services	17,724,993,890	16,431,770,529	5,663,231,332	4,442,041,673
Tax refunding
Other cash received relating to operating activities	294,565,411	125,226,652	90,889,710	54,261,054

Sub-total of cash inflows	18,019,559,301	16,556,997,181	5,754,121,042	4,496,302,727

Cash paid for goods and services	6,947,356,502	3,531,965,304	2,873,073,679	932,719,042
Cash paid to and on behalf of employees	3,508,453,149	2,684,524,626	1,220,630,852	1,004,149,108
Taxes payments	5,303,235,411	4,006,676,429	1,719,235,712	1,302,765,895
Other cash paid relating to operating activities	893,785,236	938,552,333	146,258,802	463,636,058

Sub-total of cash outflows	16,652,830,298	11,161,718,692	5,959,199,045	3,703,270,103

NET CASH FLOW FROM OPERATING ACTIVITIES	1,366,729,003	5,395,278,489	-205,078,003	793,032,624

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	194,000,000	80,000,000	120,000,000	—
Cash received from return of investments	181,447,013	184,827,893	3,531,796	37,656,793
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,869,057	1,986,172	2,798,924	1,033,632
Net cash amount received from the disposal of subsidiaries and other business units
Other cash received relating to investing activities	867,862,299	—	706,471,579	—

Sub-total of cash inflows	1,248,178,369	266,814,065	832,802,299	38,690,425

Cash paid to acquire fixed assets, intangible assets and other long-term assets	334,227,494	618,128,528	102,071,514	223,207,861
Cash paid for investments	1,474,977,716	1,731,972,350	743,007,716	333,729,250
Other cash paid relating to investing activities	—	965,722,050	—	—

Sub-total of cash outflows	1,809,205,210	3,315,822,928	845,079,230	556,937,111

NET CASH FLOW USED IN INVESTING ACTIVITIES	-561,026,841	-3,049,008,863	-12,276,931	-518,246,686

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings
Cash received relating to other financing activities

Sub-total of cash inflows	—	—	—	—

Repayments of borrowings
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,229,600,000	1,967,360,000	1,229,600,000	1,967,360,000
Other cash payment relating to financing activities

Sub-total of cash outflows	1,229,600,000	1,967,360,000	1,229,600,000	1,967,360,000

NET CASH FLOW USED IN FINANCING ACTIVITIES	-1,229,600,000	-1,967,360,000	-1,229,600,000	-1,967,360,000

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-11,268,797	1,982,027	-6,537,134	352,964
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	-435,166,635	380,891,653	-1,453,492,068	-1,692,221,098

Add: Cash and cash equivalents, opening	6,724,043,764	9,389,869,959	7,742,369,197	11,462,982,710
6. Cash and cash equivalents, closing	6,288,877,129	9,770,761,612	6,288,877,129	9,770,761,612

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC